Exhibit 65

TRANSACTION INFORMATION

The below reflects the transactions in Common Stock effected by DT Holding during the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 20, 2025.  All transactions occurred in the open market pursuant to a Rule 10b5-1 trading plan.

Date	Number of Shares Sold	Weighted Avg. Price Per Share	Price Range Per Share
			Low	High
6/12/2025	69,840	$228.7497	$227.86	$230.11
6/13/2025	69,840	$227.9546	$226.49	$229.45
6/16/2025	69,840	$230.1619	$227.98	$231.39
6/17/2025	69,840	$221.4570	$220.12	$222.46
6/18/2025	69,840	$221.6700	$220.69	$222.88
6/20/2025	69,840	$221.7988	$220.95	$223.14

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.